Exhibit 99.1

Annual General Meeting Rotterdam 15 May 2008

Chairman’s Letter and Notice of Meeting

Adding Vitality to Life

Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands

To: shareholders and holders of depositary receipts in Unilever N.V.	27 March 2008

Dear Madam, Sir,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM). The AGM will be held at 10.30am on Thursday 15 May 2008 in the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam.

Patrick Cescau, the Group Chief Executive, will be giving a full report on the progress of the business in 2007 at the AGM.

Following your election at last year’s AGM, we have strengthened the Board through the appointment of three new Non-Executive Directors: Genevieve Berger, Narayana Murthy and Hixonia Nyasulu and also following my appointment as a Non-Executive Director at the 2007 AGM I assumed the Chairmanship of Unilever. Each of our Non-Executive Directors, who are all distinguished in their respective fields, has added valued expertise and further independence to the Board as well as broadening its diversity of background and expertise.

On 1 September 2007, we also appointed Jim Lawrence, who joined us from General Mills, Inc. as our Chief Financial Officer in succession to Rudy Markham who stepped down as an Executive Director at the 2007 AGM. We are delighted to propose for appointment at this year’s AGM Jim Lawrence as an Executive Director. Following on from the agreement made with Jim Lawrence on his recruitment, we are asking shareholders to approve an increase in the limits which apply to awards to be made to him under our Unilever Global Share Incentive Plan 2007 and under the annual incentive plan. These limits will only apply to Jim Lawrence. Jim’s biography is included on page 4 of this Notice and his fresh insights will be of particular value to Unilever at this time.

Whilst welcoming Jim, we will be saying goodbye to Kees van der Graaf and Ralph Kugler, who are leaving after respectively 32 and 29 years of service. We thank them for all they have done and wish them well.

Due to personal reasons Jean-Cyril Spinetta stepped down as a Non-Executive Director in September 2007. On behalf of the Board I would like to acknowledge his wise counsel and experience during his appointment as a Non-Executive Director.

As you know, Unilever annually publishes an English and Dutch version of the Annual Report and Accounts and of the Unilever Annual Review. At this year’s AGM we will propose to change

Unilever N.V.
Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands

the reporting language of the Annual Report and Accounts into English. This will bring important benefits in efficiency to the Company and is in line with best practices amongst multinational companies in the Netherlands. We intend to continue with our practice of making the Unilever Annual Review available in Dutch.

The rest of the formal business will be generally familiar to you and full explanations are set out in the explanatory notes to the Agenda.

Your Board believes that all the proposals to be put to you at this year’s AGM are in the best interests of the Company and all shareholders.

We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue.

A voting instruction form has been sent to those of you who are registered in the Company’s register of shareholders or who participate in the Shareholders’ Communication Channel in the Netherlands and who are not able to attend the AGM but would still like to vote on the items on the agenda. If you would like to cast your votes electronically, please refer to the information provided on page 6 of this Notice.

I look forward to meeting as many of you as possible on 15 May 2008, which will be my first AGM of Unilever N.V. following my appointment as Chairman.

Yours sincerely,

Michael Treschow

Unilever Chairman’s Letter and Notice of Meeting 2008	2

Unilever N.V. Notice of the Annual General Meeting 2008

The Annual General Meeting of Shareholders is to be held on Thursday 15 May 2008 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam.

Agenda

Report and Accounts for the year ended 31 December 2007
1	Consideration of the Annual Report for the 2007 financial year submitted by the Board of Directors and the report of the Remuneration Committee.* Furthermore the Board of Directors would like to discuss the way in which Unilever applies the Dutch Corporate Governance Code.

2	Adoption of the Annual Accounts and appropriation of the profit for the 2007 financial year. (resolution)

3	Discharge of the Executive Directors. (resolution)

4	Discharge of the Non-Executive Directors. (resolution)

Re-appointment of Executive Director
5	To re-appoint Mr P J Cescau as an Executive Director. (resolution)

Appointment of Executive Director
6	To appoint Mr J A Lawrence as an Executive Director. (resolution)

To increase GSIP award and bonus limits for Mr J A Lawrence
7	To approve the increased annual awards limit of 340% of base salary under the Unilever Global Share Incentive Plan 2007 and annual bonus opportunity limit of 160% of base salary to apply to Mr J A Lawrence. (resolution)

Re-appointment of Non-Executive Directors
To re-appoint as Non-Executive Directors:
8	Professor G Berger (resolution)
9	The Rt Hon The Lord Brittan of Spennithorne QC, DL (resolution)
10	Professor W Dik (resolution)
11	Mr C E Golden (resolution)
12	Dr B E Grote (resolution)
13	Mr N Murthy (resolution)
14	Ms H Nyasulu (resolution)
15	The Lord Simon of Highbury CBE (resolution)
16	Mr K J Storm (resolution)
17	Mr M Treschow (resolution)
18	Mr J van der Veer (resolution)
Corporate matters
19	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2008 financial year. (resolution)

20	Proposal to change the reporting language. (resolution)

21	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company. (resolution)

22	Authorisation of the Board of Directors to purchase shares and depositary receipts in the Company. (resolution)

23	Proposal to reduce the capital through cancellation of shares. (resolution)

Miscellaneous
24	Questions and close of the meeting.

* The Annual Accounts of Unilever N.V. for the 2007 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the Remuneration report set out in the Unilever Annual Report and Accounts 2007 on pages 55 to 69 (pages 49 to 61 in the English version) and the financial statements set out on pages 81 to 134 (pages 69 to 121 in the English version), pages 138 to 139 (pages 125 to 126 in the English version) and pages 141 to 144 (pages 128 to 131 in the English version). The Unilever Annual Report and Accounts 2007, which include the information to be provided in accordance with Article 392, paragraph 1, of Book 2 of the Netherlands Civil Code, and the Unilever Annual Review and Summary Financial Statement 2007 are available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

The Unilever Annual Report and Accounts 2007 and the Unilever Annual Review and Summary Financial Statement are also available at www.unilever.com/investorcentre as from 27 March 2008.

3	Unilever Chairman’s Letter and Notice of Meeting 2008

Explanatory Notes to the Agenda of the Annual General Meeting 2008

Agenda item 2 – resolution
Adoption of the Annual Accounts and appropriation of the profit for the 2007 financial year.
It is proposed that:
(i)	the Annual Accounts for the 2007 financial year drawn up by the Board of Directors be adopted;
(ii)	the profit for the 2007 financial year be appropriated for addition to the balance-sheet item ‘Profit retained’: € 241 300 000;
(iii)	the remaining profit for the 2007 financial year be distributed to shareholders as follows:
• for dividends on the preference shares: € 6 671 704;
• for dividends on the ordinary shares: € 1 200 000 000.

Agenda item 3 – resolution
Discharge of the Executive Directors.
It is proposed that the Executive Directors in office in the 2007 financial year be discharged for the fulfilment of their task in the 2007 financial year.

Agenda item 4 – resolution
Discharge of the Non-Executive Directors.
It is proposed that the Non-Executive Directors in office in the 2007 financial year be discharged for the fulfilment of their task in the 2007 financial year.

Agenda item 5 – resolution
Re-appointment of Executive Director.
Pursuant to Article 20, paragraph 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint Mr P J Cescau as an Executive Director.

Biographical details for Patrick Cescau can be found on page 22 of Unilever’s Annual Review 2007 and on page 51 of the Unilever Annual Report and Accounts 2007 (page 46 in the English version), copies of which are available on Unilever’s website at www.unilever.com/investorcentre

Patrick Cescau is also being proposed for re-appointment as an Executive Director of Unilever PLC and this resolution will only become effective if agenda item 4 as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 14 May 2008 in London, United Kingdom or at any adjournment thereof is approved. Kees van der Graaf and Ralph Kugler will step down from the Boards.

Agenda items 6 and 7 – resolutions
Appointment of and increase GSIP award and bonus limits for Executive Director.
Furthermore it is proposed by the Board of Directors to appoint Mr J A Lawrence as an Executive Director. Jim Lawrence was appointed Chief Financial Officer of Unilever in September 2007.

Biographical details for Jim Lawrence are set out below. A more extensive biography can be found on page 22 of Unilever’s Annual Review 2007 and on page 52 of the Unilever Annual Report and Accounts 2007 (page 47 in the English version), copies of which are available on Unilever’s website at www.unilever.com/investorcentre

Jim Lawrence is also a Non-Executive Director of British Airways Plc and Avnet, Inc. He was previously Vice Chairman of General Mills, Inc., President and CEO of Pepsi-Cola International (Asia, Middle East, Africa), and Chairman of LEK Partnership.

Jim Lawrence is also being proposed for appointment as an Executive Director of Unilever PLC and this resolution will only become effective if agenda item 5 as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 14 May 2008 in London, United Kingdom or at any adjournment thereof is approved.

The 2007 Directors’ Remuneration Report discloses the key elements of Jim Lawrence’s remuneration on appointment. In terms of annual bonus incentive opportunity and long term incentive award under the Unilever Global Share Incentive Plan 2007 (‘GSIP’), the Remuneration Committee took the view that, in order to secure Jim Lawrence as Chief Financial Officer and taking into account his potential and ability to contribute to the Company’s future success, the award limits should be exceeded.

In setting Jim Lawrence’s remuneration package, the Remuneration Committee had aimed to ensure that it should be attractive and suitable to someone of his calibre, but also that overall the package should be at around the median of the other global companies based in Europe and of similar size to the Company. The package also places the emphasis firmly on longer-term performance rather than on fixed pay (salary and pension). This is in line with the Remuneration Committee’s current approach for other senior executives’ performance-related pay, though to a more limited degree.

With regard to Jim Lawrence’s remuneration for 2008 and beyond, the Remuneration Committee needs to follow the principles identified as part of the recruitment negotiations while, at the same time, staying within the Company’s current overall remuneration framework.

The GSIP is the Company’s primary long-term incentive vehicle. Therefore, it is proposed to meet these objectives by making enhanced awards to Jim Lawrence under the GSIP, and enhanced annual bonus incentive opportunities.

It is therefore proposed to enable annual awards to Jim Lawrence under the GSIP of up to 340% of base salary. This will operate by way of an amendment to the relevant provision in GSIP, which currently has an annual limit of 200% of base salary for the Group Chief Executive and just under 180% of base salary for other Executive Directors. Subject to shareholder approval to this increase in the limit, the 2008 GSIP award to be made to Jim Lawrence will be similar to the 2007 award, at a little less than 340% of base salary.

In setting Jim Lawrence’s award limit at 340% of base salary on grant, the Remuneration Committee took into account the competitiveness of the resulting economic, or fair value, of the award. (The fair value is the value the market might place on the award, taking into account its conditional nature and the loss of dividends.) For an award of 340%, the fair value is around 230% of salary which is between the medians for comparable global companies based in Europe and in the US.

The changes will apply to the annual limits only for Jim Lawrence’s GSIP awards, not to other Executive Directors. Shareholder approval will be sought before the increased limit is applied to other Executive Directors, apart from in exceptional circumstances such as to facilitate recruitment, as currently permitted under the GSIP rules.

With regard to the maximum annual bonus opportunity applying to Jim Lawrence, this will be up to 160% of base salary, and full details of the applicable annual limits with appropriate description of the performance measures will be set out in the Company’s remuneration reports on an ongoing basis. The current intention is only for this to be utilised for Jim Lawrence’s annual bonus opportunity not to other Executive Directors. Shareholder approval will be sought before this limit is applied to other Executive Directors, apart from in exceptional circumstances such as to facilitate recruitment.

Unilever Chairman’s Letter and Notice of Meeting 2008	4

The amended rules of the Unilever Global Share Incentive Plan 2007 are available for inspection at the Company’s Office, Weena 455, Rotterdam and are available at www.unilever.com/AGM as from 27 March 2008.

Agenda items 8 to 18 – resolutions
Re-appointment of Non-Executive Directors.
Pursuant to Article 20, paragraph 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Non-Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint as Non-Executive Directors:

8	Professor G Berger
9	The Rt Hon The Lord Brittan of Spennithorne QC, DL
10	Professor W Dik
11	Mr C E Golden
12	Dr B E Grote
13	Mr N Murthy
14	Ms H Nyasulu
15	The Lord Simon of Highbury CBE
16	Mr K J Storm
17	Mr M Treschow
18	Mr J van der Veer

Biographical details concerning each of the Non-Executive Directors proposed for re-appointment can be found on pages 22 and 23 of Unilever’s Annual Review 2007 and on page 51 of the Unilever Annual Report and Accounts 2007 (page 46 in the English version), copies of which are available on Unilever’s website at www.unilever.com/investorcentre

The Board of Directors has determined that, in its judgement, all the candidate Non-Executive Directors are ‘independent’. The Board is satisfied that all Non-Executive Directors being proposed for re-appointment continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.

The same Non-Executive Directors are also being nominated for re-appointment to the Board of Unilever PLC, and these resolutions will only become effective if agenda items 7 to 17 as set out in the Notice of Annual General Meeting of Unilever PLC, to be held on 14 May 2008 in London, United Kingdom or at any adjournment thereof are approved.

Agenda item 19 – resolution
Appointment of Auditors charged with the auditing of the Annual Accounts for the 2008 financial year.
Pursuant to Article 34, paragraph 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year. It is proposed that, in accordance with Article 393 of Book 2 of the Netherlands Civil Code, PricewaterhouseCoopers Accountants N.V. be appointed to audit the Annual Accounts for the 2008 financial year.

Agenda item 20 – resolution
Proposal to change the reporting language.
Unilever N.V. and Unilever PLC publish one integrated Annual Report and Accounts, both in Dutch and in English. It is proposed that, in accordance with Article 391, subsection 1 and Article 362, subsection 7 of Book 2 of the Netherlands Civil Code, the Company’s reporting language for the Annual Report and Accounts (consolidated and company accounts) be changed from Dutch to English, as of the financial year 2008.

This proposal fits well in the character of our business, in which the English language is generally accepted and used. Having English as the official reporting language will bring important benefits and cost efficiencies to the Company. Furthermore, this is in line with other Dutch listed companies who also are using more and more English as their reporting language.

We intend to continue with our practice of making the Annual Review available for shareholders in Dutch. The Annual Review clearly and comprehensibly presents all the main subjects dealt with in the extensive Annual Report and Accounts.

Agenda item 21 – resolution
Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.
It is proposed that the Board of Directors be designated, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, as the corporate body which is authorised until 15 November 2009 to resolve on the issue of – or on the granting of rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions.

Agenda item 22 – resolution
Authorisation of the Board of Directors to purchase shares and depositary receipts in the Company.
It is proposed that the Board of Directors be authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, until 15 November 2009 to cause the Company to buy in its own shares and depositary receipts, within the limits set by law (currently 10% of the issued share capital), either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than 10% above the average of the closing price of the shares on Eurolist by NYSE Euronext for the five business days before the day on which the purchase is made.

Agenda item 23 – resolution
Proposal to reduce the capital through cancellation of shares.
The Board of Directors proposes that the General Meeting resolves to reduce the issued share capital through cancellation of shares. The purpose of the reduction is to support the Company’s share buy back programme. It is restricted to a maximum of 10% of the issued share capital as shown in the annual accounts for the financial year 2007. Only shares held by the Company may be cancelled. The resolution further applies to all shares that the Company has acquired up to and including 15 May 2008, in the context of its share buy back programme, which number will be reported at the meeting. Shares that the Company holds in treasury for hedging share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed at the Chamber of Commerce in Rotterdam.

5	Unilever Chairman’s Letter and Notice of Meeting 2008

Information about attending the Annual General Meeting 2008

The Annual General Meeting of Shareholders is to be held on Thursday 15 May 2008 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam.

Record date
Admission to the meeting and voting rights
The Board of Directors has determined that holders of shares or depositary receipts on Thursday 24 April 2008, after closing of the books (the ‘Record Date’) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the meeting and exercise their voting rights in accordance with the number of shares or depositary receipts held at the Record Date.

No blocking
As a consequence of the Record Date the Affiliated Institutions of Euroclear Nederland will not block shares or depositary receipts.

Attendance instructions
Notification
Holders of shares or depositary receipts held via the giro system
Holders of shares or depositary receipts who wish to attend the meeting either in person or by proxy (see also below under ‘Proxies’), must notify ABN AMRO Bank N.V. in writing by Thursday 8 May 2008 at 5.00pm at the latest via the bank or broker in whose administration their shares or depositary receipts are registered. The Affiliated Institutions must submit to ABN AMRO Bank N.V. a confirmation that such shares or depositary receipts were registered in its administration in their name on the Record Date, whereupon they will receive (by post or by e-mail) an admission ticket from ABN AMRO Bank N.V. for the meeting.

Holders of registered shares registered in the shareholders’ register
Holders of registered shares who wish to attend the meeting either in person or by proxy (see also below under ‘Proxies’), must notify N.V. Algemeen Nederlands Trustkantoor ANT (‘ANT’) in writing by Thursday 8 May 2008 at 5.00pm at the latest, whereupon they will receive an admission ticket from ANT for the meeting.

Identification
Please bring a valid proof of identity to the meeting for identification purposes.

Voting instructions
Holders of shares or depositary receipts held via the giro system
For holders of shares or depositary receipts who are unable to attend the meeting in person and wish to participate in the voting process, can cast their votes electronically via www.abnamrovoting.nl. By doing so voting instructions are given to ANT to cast their vote at the meeting. Voting instructions can be given until Thursday 8 May 2008 at 5.00pm at the latest.

Holders of shares or depositary receipts participating in the Shareholders’ Communication Channel can cast their vote electronically via www.proxyvote.nl using the 12 digit code printed on the voting instruction form they receive via the Shareholders’ Communication Channel. Alternatively, they can return a completely filled in voting instruction form to the address stated on it. In both cases the voting instructions must be received no later than Thursday 8 May 2008 at 5.00pm at the latest.

Holders of registered shares registered in the shareholders’ register
Holders of registered shares unable to attend the meeting in person that wish to participate in the voting process can use the voting instruction form they will automatically receive from ANT. They can return a completely filled in voting instruction form to the address stated on it. The form must be received by ANT no later than Thursday 8 May 2008 at 5.00pm .

Proxies
Holders of shares or depositary receipts
Holders of shares or depositary receipts (held via the giro system or registered in the shareholders’ register) who do not make use of voting instruction forms and who wish to have themselves represented at the meeting by a proxy appointed by them, must register in accordance with what is stated above and deposit a written power of attorney that must be received by the Company (Unilever N.V., Corporate Secretaries Department, P.O. Box 760, 3000 DK Rotterdam, the Netherlands) no later than Thursday 8 May 2008 at 5.00pm. For this purpose, a shareholder or depositary receipt holder can use the power of attorney printed on the admission ticket.

Unilever Trust Office
Holders of depositary receipts who either in person or by proxy attend the Annual General Meeting will at the entrance to the meeting automatically receive from the Unilever Trust Office N.V. a proxy to vote in respect of the (underlying) shares for which the depositary receipts have been issued in accordance with the conditions of administration of these depositary receipts.

Route description
Access
The Beurs-World Trade Center is located on Beursplein / corner of Coolsingel, in the heart of Rotterdam city centre. The building is highly distinctive, thanks to its elliptical 90 metre tower with green glass facades. The Beurs-World Trade Center is easily accessible by both public transport and car.

Public transport from Rotterdam Central Station
Metro:	take the metro, leave at the second station, ‘Beurs’ (1 zone), and take exit ‘Beursplein’.
Tram:	take tram 8, 20, 23 or 25. Leave on Coolsingel, at the ABN AMRO Bank.

Public transport from Spijkenisse or Schiedam
Metro:	take the metro and leave at station ‘Beurs’.

By car from Dordrecht / Breda
Follow the A16/E19.
When you reach Ring Rotterdam East, take exit 25, ‘centrum’. Immediately after the Van Brienenoord bridge, take the exit ‘ Rotterdam centrum’. Go 3/4 round the roundabout towards ‘centrum’ and follow signs to ‘Maasboulevard/Boompjes’. At Hotel Inntel (Golden Tulip) turn right towards ‘centrum’. This is Schiedamsedijk, which takes you into Coolsingel. Straight after the Beurs-World Trade Center (on the right) take the exit ‘Meent’. Then take the 2nd right (Westewagenstraat, with Restaurant Dudok on the corner). The 1st turn on the right will take you to the WTC-V&D car park.

Unilever Chairman’s Letter and Notice of Meeting 2008	6

By car from Gouda / Utrecht
Follow the A20/E25.
Follow Ring Rotterdam North towards ‘Den Haag/Hoek van Holland’. Take exit 14, ‘Rotterdam centrum’. Go 3/4 round the roundabout, towards ‘centrum’. Keep following signs to ‘centrum’ until you reach the next roundabout, Hofplein. Go 3/4 round the roundabout and drive via Pompenburg into Goudsesingel. Turn right at the first set of traffic lights, into Meent. After a few hundred metres, turn left into Westewagenstraat (with Restaurant Dudok on the corner). The 1st turn on the right will take you to the WTC-V&D car park.

By car from The Hague / Amsterdam
Follow the A13/E19.
At the Kleinpolderplein junction take the exit ‘Ring Rotterdam West’ towards ‘centrum’. Keep following signs to ‘centrum’ until you reach the next roundabout, Hofplein. Go 3/4 round the roundabout and drive via Pompenburg into Goudsesingel. Turn right at the first set of traffic lights, into Meent. After a few hundred metres, turn left into Westewagenstraat (with Restaurant Dudok on the corner). The 1st turn on the right will take you to the WTC-V&D car park.

By car from Hoek van Holland
Follow the A20/E25.
At the Kleinpolderplein junction take exit 13 ‘Overschie’ towards ‘centrum’. Keep following signs to ‘centrum’ until you reach the next roundabout, Hofplein. Go 3/4 round the roundabout and drive via Pompenburg into Goudsesingel. Turn right at the first set of traffic lights, into Meent. After a few hundred metres, turn left into Westewagenstraat (with Restaurant Dudok on the corner). The 1st turn on the right will take you to the WTC-V&D car park.

Car park
If you are planning to come to the AGM by car, you can park your car in the WTC-V&D car park. Only for this car park do we have exit cards available at the venue. There are other car parks in the vicinity of the venue, but you would have to pay for these yourself. However, we advise you to use public transport when coming to our Annual General Meeting.

7	Unilever Chairman’s Letter and Notice of Meeting 2008

Unilever N.V. Weena 455, PO Box 760 3000 DK Rotterdam The Netherlands T +31 (0)10 217 4000 F +31 (0)10 217 4798
www.unilever.com